 

FOR IMMEDIATE RELEASE
May 31, 2002

Pepco and Conectiv Confirm Method of Calculation for "Average Final Price"

Potomac Electric Power Company (NYSE: POM)(Pepco) and Conectiv (NYSE: CIV, CIVA) today announced that the method that will be used to calculate the "Average Final Price" of Pepco's common stock has been confirmed.

The "Average Final Price" will be a volume-weighted average, rounded to the nearest $0.0001. This will be calculated using the daily volume and closing trading prices for Pepco common stock traded on the New York Stock Exchange as reported in the Wall Street Journal (Eastern edition -- New York Stock Exchange Composite Transactions) for 20 trading days. The trading days will be randomly selected by lot out of the 30 consecutive trading days ending on the fifth business day immediately preceding the closing date of the merger.

As previously reported, under the terms of the merger agreement, Conectiv stockholders may elect to receive for each share of Conectiv common stock that they own either $25.00 in cash ($21.69 for Conectiv Class A common stock) or shares of Pepco Holdings, Inc. (the new corporate parent for the combined company), subject to pro-rationing. For Conectiv stockholders receiving common stock as consideration, the exchange ratio, or number of shares of Pepco Holdings, Inc. common stock to be received in exchange for each Conectiv share, will be equal to $25.00 ($21.69 for the Conectiv Class A common stock) divided by the "Average Final Price", subject to a collar fixing the high and low end of the exchange ratio. Shareholders may refer to the joint proxy statement/prospectus dated May 30, 2001, for other important information related to the exchange ratio calculation.

The merger of Pepco, based in Washington, D.C., and Wilmington, Del.-based Conectiv will create the largest electricity delivery company in the mid-Atlantic region with a transmission network serving 1.8 million customers in a 10,000-square-mile area. The two utilities will continue operations as separate companies under a new corporate parent, Pepco Holdings, Inc., with headquarters in Washington.

Pepco (www.pepco.com) is an investor-owned company that delivers electricity to more than 700,000 customers in Washington, D.C. and the Maryland suburbs. Conectiv (www.conectiv.com) is focused on two core energy businesses. Conectiv Power Delivery provides regulated energy delivery to more than one million customers in New Jersey, Delaware, Maryland, and Virginia. Conectiv Energy manages a growing portfolio of "mid-merit" power plants that can respond quickly to changes in the demand for power with the PJM power pool.

---more---

Forward Looking Statements: Except for historical statements and discussions, the statements in this press release constitute "forward-looking statements" within the meaning of the federal securities laws. These statements contain managements' beliefs based on information currently available to them and on various assumptions concerning future events. Forward-looking statements are not a guarantee of future performance or events. They are subject to a number of uncertainties and other factors, many of which are outside the companies' control. In connection with the transaction, additional important factors that could cause actual results to differ materially from those in the forward-looking statements herein include risks and uncertainties relating to delays in obtaining or adverse conditions contained in, related regulatory approvals, changes in economic conditions, availability and cost of capital, changes in economic conditions, availability and cost of capital, changes in weather patterns, changes in laws, regulations or regulatory policies, developments in legal or public policy doctrines and other presently unknown or unforeseen factors. These uncertainties and factors could cause actual results to differ materially from such statements. The companies disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This information is presented solely to provide additional information to further understand the results and prospects of the companies.

Contacts for Pepco
Investors: Ernie Bourscheid
(202) 872-2797
Media: Makini Street
(202) 872-2680

Contacts for Conectiv
Investors: Bob Marshall
(302) 429-3164
Media: Tim Brown
(302) 283-5803

# # #